

June 3, 2011

Brian J. Rice
Chief Financial Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132

> **Re: Royal Caribbean Cruises Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-11884**

Dear Mr. Rice:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Property and Equipment, page F-8

1. It appears that the useful life of each of your ships of 30 years and associated residual value of 15% are weighted averages of all of the major components of a ship. Please clarify for us and in your disclosure in this regard. If this is not true, please tell us and disclose the basis for the 30 year life and associated residual value each for ship and the major components of ships.

2. Please separately disclose the useful lives or range of useful lives for ship improvements and other major nonship asset categories so that investors may have a better understanding of their contribution to depreciation expense and carrying values of the associated assets. The current disclosure of the lives for other nonship property and equipment is too broad. We would expect that the useful lives for ship improvements

would be the shorter of their useful lives or that of the associated ship. If this is not the case, please advise.

3. Please tell us and disclose whether you evaluate asset impairment for your ships on an individual ship or aggregated basis, and what the aggregated level is. Revise disclosure in your critical accounting policies related to long lived asset impairment as appropriate.

Segment Reporting, page F-10

4. Please tell us whether or not your brands represent operating segments pursuant to ASC 280-10-50-1. If not, please explain. We note that there is a position of president and chief executive officer for four of your brands, which gives the appearance that these brands represent operating segments.

5. We note you aggregate your brands into one reportable segment based on, among other things, similar economic characteristics and type and class of customer. From your disclosures we note that your brands are differentiated by specific market served, such as contemporary, premium, or up market, focus on customers in specific geographic area, and/or economic status of customers appealed to. In this regard, please explain to us how the economic characteristics and type or class of customer are similar for each brand sufficient for aggregation into one reportable segment pursuant to ASC 280-10-50-11. In so doing, tell us the economic characteristics that are similar and quantify each characteristic for each brand for each of the last three fiscal years and those expected for all of fiscal 2011. At a minimum, the economic characteristics provided should include sales, average price per brand, gross profit (revenues less cost of revenues), net profit or operating income (gross profit less other costs allocable to each brand), and if different, the measure of profit used by the company to assess performance of each brand, on both a dollar and as percentage of revenue of each brand basis. Additionally, explain to us how the economic characteristics of the Pullmantur brand are similar to the other brands when Pullmantur has land-based tour operations and owns a 49% interest in an air business that operates four Boeing 747 aircrafts in support of its cruise and tour operations when such operations do not appear to exist with the other brands.

6. In connection with the above comment, please provide us with a copy of the operational and financial information provided to the chief operating decision maker (CODM) for the periods ended December 31, 2010 and March 31, 2011 that were used as the basis for making decisions about allocation of resources and assessing performance. In connection with this, please tell us the operational and financial information that the brand president and chief executive positions for each brand provided to and/or discussed with the CODM for the above noted periods. Additionally, please provide us with a copy of the operational and financial information given to your board of directors for the above noted periods.

7. Please tell us if any discrete information about the TUI Cruises joint venture is provided to the CODM on a regular basis and your consideration of this joint venture as an operating segment pursuant to ASC 280-10-50-1.

Note 3. Goodwill, page F-12

8. A reporting unit is defined in ASC 350-20-20 as an operating segment or one level below an operating segment (also known as a component). In this regard, please tell us what the reporting units indicated in this note represent and consist of. It would appear to us that each of your ships represent a component that would be considered a reporting unit. To the extent you have aggregated components in arriving at a reporting unit, please explain to us each economic characteristic considered to be similar, and provide details of those characteristics that support your conclusion. Additionally, tell us the level, that is, for each ship or on an aggregated basis and what the aggregation consists of, at which impairment of goodwill is evaluated.

Note 5. Property and Equipment, page F-12

9. Please present a separate line in the table for ship improvements so that investors may have a better understanding of this amount and its contribution to carrying values and depreciation expense. Alternatively, disclose the line in the table in which ship improvements are included (presumably they are in either "ships" or "other") and the amount for ship improvements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brian J. Rice
Royal Caribbean Cruises Ltd.
June 3, 2011
Page 4

        You may contact Theresa Messinese at 202-551-3307or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                    Sincerely,

                                    Lyn Shenk
                                    Branch Chief